SECU 20008382

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48921

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Higgins Capital Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2223 Avenida de la Playa, Suite 210
(No. and Street)

La Jolla	CA	92037
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Deborah M. Higgins 858 459-2993
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
(Name – *if individual, state last, first, middle name*)

11300 W. Olympic Blvd., Suite 875	Los Angeles	CA	90064
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing

FEB 28 2020

Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Deborah M. Higgins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Higgins Capital Management, Inc., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Deborah M. Higgins 2/12/2020

Signature

President

Title

Charlotte Mitchell

Notary Public

(See attached notary jurat)

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Higgins Capital Management, Inc.

Report Pursuant to Rule 17a-5(d)

Financial Statements

For the Year Ended December 31, 2019

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], not Notary)

Signature of Document Signer No. 1 _Signature of Document Signer No. 2 (if any)_

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of SAN DIEGO

CHARLOTTE MITCHELL
Notary Public - California
San Diego County
Commission # 2228152
My Comm. Expires Feb 4, 2022

Place Notary Seal and/or Stamp Above

Subscribed and sworn to (or affirmed) before me

on this 12 day of FEB, 20 20,
by _Date_ _Month_ _Year_

(1) Deborah M Higgins

(and (2) — N/A —),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature [signature]
Signature of Notary Public

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Oath or Affirmation for Form X17A5

Document Date: 2/12/2020 Number of Pages: 1

Signer(s) Other Than Named Above: —

Higgins Capital Management, Inc.
Table of Contents

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
PCAOB Registered # 3346
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Higgins Capital Management, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Higgins Capital Management, Inc. as of December 31, 2019, the related statement of income, statement of changes in shareholders' equity , and statement of changes in financial condition for the year then ended, and the related notes and schedules. In my opinion, the financial statements present fairly, in all material respects, the financial position of Higgins Capital Management, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Higgins Capital Management, Inc.'s management. My responsibility is to express an opinion on Higgins Capital Management, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Higgins Capital Management, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The supplemental information, consists of Schedules I, II & III, has been subjected to audit procedures performed in conjunction with the audit of Higgins Capital Management, Inc.'s financial statements. The supplemental information is the responsibility of Higgins Capital Management, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Joseph Yafeh, CPA

I have served as Higgins Capital Management, Inc.'s auditor since 2007.
Los Angeles, California
February 26, 2020

Higgins Capital Managements, Inc.
Statement of Financial Condition
December 31, 2019

Assets

Cash in bank	$ 47,474
Cash in RBC	4,640
Commissions receivable	23,409
Clearing broker's deposit	50,000
Deposits - lease	1,885
ROU Asset	29,188
Total Assets	$156,596

Liabilities and Stockholders' Equity

Liabilities	
Accounts payable	$ 6,548
Lease Liability	35,633
Total Liabilities	42,181
Stockholders' Equity	
Common Stock - Authorized 1,000,000 Shares; issued and outstanding 10,000 shares at a stated value of $1.00 per share	10,000
Paid-in-capital	17,875
Retained earnings	86,540
Total Stockholders' Equity	$114,415
Total Liabilities and Stockholders' Equity	$156,596

See Accompanying Notes to the Financial Statements

Higgins Capital Managements, Inc.
Statement of Income
For the Year Ended December 31, 2019

Revenue:	
Commissions	$ 316,147
Other	19,627
Total Revenue	335,774
Realized gains	665
Unrealized gains	(261)
Operating Expense	
Automobile	$ 10,901
Clearing cost	42,374
Compliance	5,992
Information technology	46,771
Insurance	21,140
Legal & professional	13,276
Licenses and Fees	9,699
Marketing	8,558
Medical pay plan	2,164
Office expense	17,112
Payroll expenses	112,689
Rent	29,074
Taxes	38
Travel and entertainment	6,641
Total Operating Expenses	$ 326,429
Gain Before Income Taxes	9,749
Income Taxes	800
Net Income	$ 8,949

See Accompanying Notes to the Financial Statements

Higgins Capital Management, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2019

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
Stockholders' equity as of				
December 31, 2018 - as previously reported	$ 10,000	$ 17,875	$ 89,191	$ 117,066
Prior period adjustment			(11,600)	(11,600)
Stockholders' equity as of				
December 31, 2018 - restated	$ 10,000	$ 17,875	$ 77,591	$ 105,466
Net income			8,949	8,949
Stockholders' equity as of December 31, 2019	$ 10,000	$ 17,875	$ 86,540	$ 114,415

See Accompanying Notes to the Financial Statements

Higgins Capital Managements, Inc.
Statement of Changes in Financial Condition
Year Ended December 31, 2019

Cash Flows from Operations:	
Net Income	$ 8,949
Depreciation	0
Commissions Receivable	(17,044)
Cash	(4,092)
Securities	3,687
Accounts Payable	1,151
Operating Right of Use (ROU) asset	(29,188)
Operating Lease Liability	35,633
Cash Flows Used by Operations	(904)
Investing Activities	0
Financing Activities	
Bi-Period Lease Adjustment	(11,600)
Decrease in Cash	(12,504)
Cash in Bank, beginning	59,978
Cash in Bank, ending	$ 47,474
Supplemental Data:	
Cash Paid for Interest	$ 0
Cash Paid for Income Tax	$ 800

See Accompanying Notes to the Financial Statements

1. Organization

Higgins Capital Management, Inc., (the Company), is a registered broker dealer incorporated under the laws of the State of California maintaining its principal office in La Jolla, California. The Company operates as a registered broker dealer in securities under the provisions of the Securities and Exchange Act of 1934. The Company acts as an introducing broker dealer and clears transactions with and for customers on a fully disclosed basis through a clearing broker dealer. The Company's business consists of the retail of corporate debt and equity securities, United States government securities, municipal securities and investment advisory services. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

2. Significant Accounting Policies

Basis of Accounting
The financial statements have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates and may have impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair value of all reported assets and liabilities that represent financial instruments approximate the carrying value of such amount.

Cash and Cash Equivalents
The Company considers all highly liquid instruments with a maturity of three months or less from the date of purchase, other than those held for sale in the ordinary course of business, to be cash equivalents.

Commissions Receivable
Accounts receivable represents commissions due to the Company from the sale of securities. Management reviews accounts receivable and sets up an allowance for doubtful accounts when collection of a receivable becomes unlikely. The Company considers accounts receivable to be fully collectible and, accordingly, no allowance for doubtful accounts has been provided.

Revenue Recognition
Revenue is earned through services related to brokerage and management. Brokerage commissions and related clearing and floor brokerage expenses are recorded at a point in time on either the trade or settlement date basis, which are not materially different. Mutual fund fees and mutual fund trails are recognized upon the settlement date of the related transaction which is not materially different than trade date. Management fees are received at the beginning of each quarter and the performance obligation is considered met by the end of each quarter.

2. Significant Accounting Policies *(continued)*

Leases

At inception, the Company determines if an agreement constitutes a lease and, if so, whether the lease is an operating or finance lease. Leases that have terms of one year or less are deemed short term and are expensed on a straight-line basis over the term of the lease. Operating leases that exceed one year are included in operating lease right-of-use ("ROU") assets and operating lease liabilities on the Statement of Financial Condition. Finance leases that exceed one year are included in property and equipment and other liabilities on the Statement of Financial Condition. For the year ended December 31, 2019, the Company had one long term operating lease.

Income Taxes

Income taxes provide for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are not significant for the Company.

The Company evaluates its tax positions for any potential uncertain tax positions. If applicable, the Company accrues for those positions identified which are not deemed more likely than not to be sustained if challenged and recognizes interest and penalties on any unrecognized tax benefits as a component of the provision for the income taxes. As of December 31, 2019, there are no uncertain tax positions.

For the year ended December 31, 2019, the provision for income taxes shown consists of the Company's share of state income taxes of $800. The Company is no longer subject to federal and state income tax examinations by tax authorities for years before 2016 and 2015, respectively.

3. Recently Adopted Accounting Pronouncements

***ASU 2016-02 Leases (Topic 842)* ("ASU 2016-02")**

Effective January 1, 2019, the Company adopted ASU 2016-02, which amends a number of aspects of lease accounting. Changes include requiring lessees to recognize almost all leases with a term greater than one year as a ROU asset and corresponding liability, measured at the present value of the lease payments. The Company has elected the package of three practical expedient and has applied ASU 2016-02 using the modified retrospective approach with the cumulative effect of initial application recognized as an adjustment to retained earnings. As a result, there was an $11,600 adjustment posted to retained earnings for the year ended December 31, 2019. See Note 7 for detail on how the new lease standard primarily impacts expense recognition and the Statement of Financial Condition presentation.

4. Deposits with Clearing Organizations

The Company's clearing broker, RBC Correspondent Services ("RBC"), requires the Company maintain a minimum of$50,000 in cash deposits.

5. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company executes transactions with and on the behalfofcustomers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis. In the normal course ofbusiness, the Company's customer activities involve the execution ofsecurities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation. The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transaction and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

6. Revenue from Customers

In accordance with ASU 2014-09, an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

Per ASC 606, the Company identifies each contract with the customer; identifies the performance obligations in the contract; determines the transaction price; allocates the transaction price to the performance obligations in the contract; and recognizes revenue when (or as) the entity satisfies a performance obligation. By recognizing the cumulative effect ofinitially applying Topic 606 as an adjustment to the opening balance ofequity at January 1, 2019, the effect was immaterial. Therefore, any prior reporting information has not been adjusted and continues to be reported under Topic 606.

The following provides detailed information on the recognition ofrevenues:

Commissions, Mutual Fund Fees, Mutual Fund Trails, and Feesfrom Trading ("Fees")
The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive Fees paid by the fund up front, over time, upon the investor's exit from the fund, or as a combination thereof. The Company believes that its performance obligation is the sale ofsecurities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value ofthe shares at future points in time as well as the length oftime the investor remains in the fund, both ofwhich are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value ofthe fund and the investor activities are known, which are usually monthly or quarterly. Fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

6. Revenue from Customers *(continued)*

The following provides detailed information on the recognition of revenue from customers:

Disaggregation of Revenue
The following table presents the Company's revenue from customers by business activity and other sources of revenue for the year ended December 31, 2019:

	Institutional Investors	Private Client	Other	Total
Revenue from customers:				
Commissions	$ 315,401	$ 746	$ -	$ 316,147
Management fees	-	7,924	-	7,924
Mutual fund	-	50	-	50
Mutual fund trails	-	8	-	8
Insurance	-	391	400	791
Total revenue from customers	$ 315,401	$ 9,119	$ 400	$ 324,920
Other sources of revenue:				
Interest income	-	-	2,777	2,777
Other income	1,600	-	6,882	8,482
Total other sources of revenue	1,600	-	9,659	11,259
Total revenue	$ 317,001	$ 9,119	$ 10,059	$ 336,179

Receivable Balances
Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of payments. A receivable is recognized when a performance obligation is met prior to receiving payment. At January 1, 2019 and December 31, 2019, receivables related to revenue from RBC and were $6,366 and $23,409 respectively. There was no significant impairment related to these receivables during the period ended December 31, 2019.

Alternatively, fees received prior to the completion of the performance obligation would be recorded as deferred revenue on the Statement of Financial Condition until such time when the performance obligation is met. Since the Company does not collect any fees in advance at quarter end, there is no deferred revenue as of January 1, 2019 and December 31, 2019.

Customer Costs
Expenses associated with the Company's revenue streams are recognized as incurred as related performance obligations are satisfied over time.

7. Lease

Operating lease ROU assets represent the Company's right to use an underlying asset for the lease term. Lease liabilities represent the Company's obligation to make lease payments arising from the operating lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. Payments made for lease incentives are excluded. Since the Company's lease does not provide an implicit rate, the Company's uses the incremental borrowing rate. The incremental borrowing rate is based on the estimated rate of interest for a collateralized borrowing over a similar term of the lease payments at commencement date. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. As of December 31, 2019, no such option to extend existed. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company has a lease agreement with lease and non-lease components. Such non-lease components are accounted for separately.

On February 11, 1999, the Company entered into a lease for office space in La Jolla, California that commenced on April 1, 1999 and, with lease extensions, will expire on March 31, 2021. For the year ended December 31, 2019, information pertaining to the lease was as follows:

Supplemental Information	
ROU asset obtained in exchange for lease obligation at adoption of ASU 2016-02 on January 1, 2019	$ 50,981
Amortization of ROU asset as of December 31, 2019	(21,793)
ROU asset as of December 31, 2019	$ 29,188
Total operating lease cost included in rent on the Statement of Income	$ 24,188
Remaining lease term	15 months
Discount rate	5.0%

Maturities of operating lease liability	
2020	$ 29,344
2021	7,336
Total lease payments	36,680
Less discount	(1,046)
Total operating lease liability	$ 35,633

8. Net Capital Requirements

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2019, the Company's net capital was $112,530, which exceeded the requirement by $107,530. At December 31, 2019, the Company's debt equity ratio computed in accordance with Rule 15c3-1(d) was 11.55%.

9. Exemption from the SEC Rule 15c3-3

The Company is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer

10. Subsequent Events

The Company has evaluated subsequent events through the date of the Report of the Independent Registered Public Accounting Firm which is also the date the financial statements were issued.

Supporting Schedules

Pursuant to Rule 17a-5 of the Securities Exchange Act

Higgins Capital Management, Inc.
Schedule I
Computation of New Capital Requirements Pursuant
To Rule 15c3-1
December 31, 2019

Computation of Net Capital	
Total stockholders' equity from statement of financial condition	$114,415
Less:Non allowable assets-Lease Deposit	(1,885)
Net Capital before haircuts	$112,530
Haircut	0
Net Capital	$112,530
Computation of Net Capital Requirements	
Minimum net capital required 6-2/3 of total liabilities	$ 867
Minimum dollar net capital required	$ 5,000
Net Capital required greater of above amounts	$ 5,000
Excess Capital	$107,530
Excess net capital at 1000% (net capital) less 10% of aggregate indebtedness	$111,231
Computation of Aggregate Indebtedness	
Total liabilities (from Statement of Financial Condition)	$ 12,993
Percentage of aggregate indebtedness to net capital	11.55%
Percentage of debt to equity to total Computed in accordance with Rule 15c3-1(d)	N/A

Reconciliation

The following is a reconciliation as of December 31, 2019 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4).

Net capital unaudited	$112,530
Rounding	0
Net capital audited	$112,530

See Accompanying Notes to Financial Statements

Higgins Capital Management, Inc.
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2019

A computation of reserve requirement is not applicable to Higgins Capital Management, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Higgins Capital Managements, Inc.
Schedule III – Information Relating to Possession or Control Requirements under Rule 15c3-3
As of December 31, 2019

Information relating to possession or control requirements is not applicable to Higgins Capital Management, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Report on Exemption Provisions

Pursuant to Rule 17 C.F.R. §240.15c3-3(k)

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
PCAOB Registered # 3346
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

PBK-RP-6: Exemption Report Review—No Exceptions to Exemption Provisions

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Higgins Capital Management, Inc.

I have reviewed management's statements, included in the accompanying Exemption Report Review, in which (1) Higgins Capital Management, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Higgins Capital Management, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:k(2)(ii)(exemption provisions) and (2) Higgins Capital Management, Inc. stated that Higgins Capital Management, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Higgins Capital Management, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Higgins Capital Management, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Joseph Yafeh, CPA

Los Angeles, California
February 26, 2020

HIGGINS CAPITAL
MANAGEMENT, INC.
We Quarterback Money®

SBA WOSB
Woman Owned Small Business

Certified
Women / Minority Business Enterprises

Exemption Request Form

January 2, 2020

Joseph Yafeh, CPA
11300 W. Olympic Blvd., Suite 875
Los Angeles, CA 20064

RE: SEA Rule 17a-5(d)(4) Exemption Report

Dear Mr. Yafeh:

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

Higgins Capital Management, Inc. met the Section 240.15c3-3(k)(2)(ii) exemption for the period January 1, 2019 through December 31, 2019 without exception.

Sincerely,

Deborah M. Higgins